United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

17th June 2011

Dear Melissa,

Re: TouchIT Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 333-151252

This letter is submitted by TouchIT Technologies, Inc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010 (filed on March 31, 2011), as set forth in your letter to me (Mr. Andrew Brabin) dated June 10, 2011. For reference purposes, the text of your letter dated May 20, 2010 has been reproduced herein (in bold), with the Company’s response below to each numbered comment.

In responding to your comments, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Evaluation of Disclosure Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 18

1. We note your proposed disclosures in prior comment 1 to provide management’s report on internal controls over financial reporting (“ICFR”). Your proposed disclosures for changes in ICFR should mirror the requirements of Item 308(c). In this regard, you should disclose whether or not there were any changes in ICFR during the fourth quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, your ICFR. Please provide us with your proposed, revised disclosures in response to this comment with marked changes.

Response:

The Company acknowledges the Staff’s comment would like to respond by stating that there were no changes in ICFR during the fourth quarter ended December 31,2010 that have materially affected or are reasonably likely to affect our ICFR.

Changes to Internal Controls and Procedures Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. We can report that there were no changes in the internal controls and procedures over financial reporting during the fourth quarter ended December 31 that have materially affected or were reasonably likely to affect our ICFR.

2. Your response prior comment 2 references your response to prior comment 1. However, your response to prior comment 1 does not indicate why you believe your failure to perform or complete your report on ICFR would not impact your conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2010. In this regard, please note that, as discussed in Question 115.02 of our Compliance and Disclosure Interpretation for Regulation S-K located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. Please revise management's conclusion on the effectiveness of your disclosure controls and procedures to be that they were ineffective or tell us why you believe such revision is not considered necessary.

Response:

The company acknowledges the Staff’s comments and would like to add that in prior correspondence pertaining to prior comment 2, the Company highlighted its ICFR procedure and concluded that it was indeed effective. The Company has also concluded that there was no change in the ICFR during the period that materially affected or were reasonably likely to affect our ICFR. The Company would like to add that following Staff’s comments, it has now re-reviewed the transitional period pertaining to period ending December 31, 2010 and completed the full ICFR procedure for that period, and can conclude that none of the previously made disclosures have been effected in any way shape or form, and as such, our disclosure controls and procedures were effective at the end of the fiscal year.

Best regards

/s/ Andrew Brabin

Andrew Brabin

Chief Financial Officer